Exhibit 99.1

Universe Pharmaceuticals INC
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: UPC)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of shareholders of Universe Pharmaceuticals Inc (the “Company”) will be held on February 17, 2025 at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

The Meeting and any or all adjournments thereof will be held for the purpose of considering, and if thought fit, passing, the following resolutions:

1.      “It is resolved, as an ordinary resolution, that:

i.       conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.      the authorised, issued and outstanding shares of the Company (each a “Share”, collectively, the “Shares”) be consolidated by consolidating:

i.       every 15 ordinary shares ordinary shares of par value US$0.28125 each into one ordinary share of par value US$4.21875; and

ii.      every 15 preferred shares of par value US$0.28125 each into one preferred shares of par value US$4.21875,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b.      the authorised share capital of the Company be amended from US$140,625,000 divided into 450,000,000 ordinary shares of par value US$0.28125 each and 50,000,000 preferred shares of par value US$0.28125 each to US$140,625,000 divided into 30,000,000 ordinary shares of par value US$4.21875 each and 3,333,333.33333333 preferred shares of par value US$4.21875 each; and

c.      no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

ii.      the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

iii.     any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

2.      “It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (in the form set out in Annex A) (the “Amendment and Restatement of the MoA”)”

The Company’s board of directors has fixed the close of business on January 28, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. As the Company does not have any Preferred Shares issued and outstanding, only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2023 annual report, from the Company’s website at www.universe-pharmacy.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. A proxyholder need not be a shareholder of the Company.

Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, (iii) vote it by fax at (727) 269-5616, or (iv) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting.

By Order of the Board of Directors,
/s/ Gang Lai
Gang Lai
Chairman of the Board of Directors

Ji’an, Jiangxi, China

January 30, 2025

UNIVERSE PHARMACEUTICALS INC
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
February 17, 2025
10:00 a.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Universe Pharmaceuticals INC (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on February 17, 2025, at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Beneficial shareholders who hold ordinary shares of par value US$0.28125 each of the Company (the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest but will not be able to participate in or vote at the Meeting.

As the Company does not have any preferred shares issued and outstanding, only holders of the Ordinary Shares of the Company of record at the close of business on January 28, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding Ordinary Shares that represent not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.      “It is resolved, as an ordinary resolution, that:

iv.      conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

d.      the authorised, issued and outstanding shares of the Company (each a “Share”, collectively, the “Shares”) be consolidated by consolidating:

iii.     every 15 ordinary shares ordinary shares of par value US$0.28125 each into one ordinary share of par value US$4.21875; and

iv.      every 15 preferred shares of par value US$0.28125 each into one preferred shares of par value US$4.21875,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

e.      the authorised share capital of the Company be amended from US$140,625,000 divided into 450,000,000 ordinary shares of par value US$0.28125 each and 50,000,000 preferred shares of par value US$0.28125 each to US$140,625,000 divided into 30,000,000 ordinary shares of par value US$4.21875 each and 3,333,333.33333333 preferred shares of par value US$4.21875 each; and

f.       no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

v.      the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

vi.     any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

2.      “It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (in the form set out in Annex A) (the “Amendment and Restatement of the MoA”)”

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 and No. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, (iii) vote it by fax at (727) 269-5616, or (iv) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of the Nasdaq Stock Market (“Nasdaq”) which permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended September 30, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2023 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at www.universe-pharmacy.com. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, People’s Republic of China.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its extraordinary general meeting of shareholders to approve the Share Consolidation and (subject to the Share Consolidation being effected) the Amendment and Restatement of the MoA to reflect the Share Consolidation, if approved by shareholders and subsequently implemented by the Board of Directors prior to the next annual general meeting of shareholders of the Company.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important, and the Company encourages you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to pass the following resolutions:

1.      “It is resolved, as an ordinary resolution, that:

i.       conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.      the authorised, issued and outstanding shares of the Company (each a “Share”, collectively, the “Shares”) be consolidated by consolidating:

i.       every 15 ordinary shares ordinary shares of par value US$0.28125 each into one ordinary share of par value US$4.21875; and

ii.      every 15 preferred shares of par value US$0.28125 each into one preferred shares of par value US$4.21875,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b.      the authorised share capital of the Company be amended from US$140,625,000 divided into 450,000,000 ordinary shares of par value US$0.28125 each and 50,000,000 preferred shares of par value US$0.28125 each to US$140,625,000 divided into 30,000,000 ordinary shares of par value US$4.21875 each and 3,333,333.33333333 preferred shares of par value US$4.21875 each; and

c.      no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

ii.      the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

iii.     any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

2.      “It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (in the form set out in Annex A) (the “Amendment and Restatement of the MoA”)”

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE SHARE CONSOLIDATION, AND THE AMENDMENT AND RESTATEMENT OF THE MOA ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” BOTH PROPOSALS.

Q: When and where will the Meeting be held?

A: The Meeting will be held on February 17, 2025 at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is January 28, 2025. As the Company does not have any preferred shares issued and outstanding, only holders of Ordinary Shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 8,661,184 Ordinary Shares outstanding. Each Ordinary Share that you own entitles you to one vote.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of the outstanding shares carrying the right to vote at the Meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of Proposal No. 1 requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of Proposal No. 2 requires the affirmative vote of not less than a two-thirds majority of votes cast by shareholders as, being entitled to do so, by a vote in person, by proxy, or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal No. 2 is entirely conditional upon shareholder approval of Proposal No. 1 and the Board resolving to effect the Share Consolidation.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

(1)    By Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(2)    By email at Proxy@Transhare.com;

(3)    By fax at (727) 269-5616; or

(4)    By mail or deposit to Attn: Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s Ordinary Shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, People’s Republic of China.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. Both proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote either in person or by proxy, it will have no effect on such proposals.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.      by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

2.      by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.      by attending the Meeting in person at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Universe Pharmaceuticals INC, 265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an, Jiangxi Province, People’s Republic of China, or call +(86)-0796-8403309. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

SHARE CONSOLIDATION

To consider and approve a proposal to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued shares on a date prior to the next annual general meeting of the Company as the Board of Directors may determine in its sole discretion, at a ratio of 15-for-1.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve giving the Board of Directors discretion to effect a share consolidation of the Company’s authorized and issued shares, at a ratio of 15-for-1 (the “Share Consolidation”), on such date as the Board of Directors shall determine and no later than the next annual general meeting of the Company (the “Effective Date”).

The Share Consolidation must be approved by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation and before the Company’s next annual general meeting, at a ratio of 15-for-1.

The Share Consolidation will be implemented simultaneously for all authorized, issued and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

If Proposal No. 1 is approved by shareholders at this Meeting, the Share Consolidation would reduce the number of:

(i)     authorized Ordinary Shares from 450,000,000 Ordinary Shares with a par value of US$0.28125 per share to 30,000,000 Ordinary Shares with a par value of US$4.21875 per share;

(ii)    issued and outstanding Ordinary Shares from 8,661,184 Ordinary Shares with a par value of US$0.28125 per share (as of January 28, 2025), to 577,413 Ordinary Shares with a par value of US$4.21875 per share based on the 15-for-1 ratio, assuming no round-ups; and

(iii)   authorized Preferred Shares from 50,000,000 Preferred Shares with a par value of US$0.28125 per share to 3,333,333.33333333 Preferred Shares with a par value of US$4.21875 per share based on the 15-for-1 ratio.

Registration and Trading of the Company’s Ordinary Shares

The Share Consolidation will not affect the registration of the Company’s Ordinary Shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, the Company’s Ordinary Shares will begin trading on a post-split basis on the Effective Date that the Company announces by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Ordinary Shares (which is an identifier used by participants in the securities industry to identify the Company’s Ordinary Shares) will change.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one Ordinary Share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Share Capital

At the time the Share Consolidation is effective, the Company’s authorized share capital will be consolidated at the same ratio meaning there will be a reduction in the authorized share capital of the Company by a factor of 15 (as set out above under the subheading “General”).

As a consequence of the Share Consolidation, the authorized share capital of the Company will be amended from US$140,625,000 divided into 450,000,000 ordinary shares of par value US$0.28125 each and 50,000,000 preferred shares of par value US$0.28125 each to US$140,625,000 divided into 30,000,000 ordinary shares of par value US$4.21875 each and 3,333,333.33333333 preferred shares of par value US$4.21875 each.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation as a matter of Cayman Islands law of the Company’s authorized and issued shares at a ratio of 15-for-1. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation are:

1.      “It is resolved, as an ordinary resolution, that:

i.       conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.      the authorised, issued and outstanding shares of the Company (each a “Share”, collectively, the “Shares”) be consolidated by consolidating:

i.       every 15 ordinary shares ordinary shares of par value US$0.28125 each into one ordinary share of par value US$4.21875; and

ii.      every 15 preferred shares of par value US$0.28125 each into one preferred shares of par value US$4.21875,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b.      the authorised share capital of the Company be amended from US$140,625,000 divided into 450,000,000 ordinary shares of par value US$0.28125 each and 50,000,000 preferred shares of par value US$0.28125 each to US$140,625,000 divided into 30,000,000 ordinary shares of par value US$4.21875 each and 3,333,333.33333333 preferred shares of par value US$4.21875 each; and

c.      no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

ii.      the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

iii.     any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote on the proposal, assuming a quorum is attained.

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE SHARE CONSOLIDATION

PROPOSAL NO. 2

AMENDMENT AND RESTATEMENT OF MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

Subject to approval by shareholders of Proposal No. 1 (the Share Consolidation), to consider and approve the adoption of an amended and restated memorandum of association to reflect the consolidated authorized share capital of the Company resulting from the Share Consolidation, with the adoption of the amended and restated memorandum of association to take effect upon the effectiveness of the Share Consolidation.

The only substantive change to be made to the Company’s memorandum of association pursuant to this Proposal No. 4 is to update paragraph 8 of the memorandum of association, which such paragraph describes the authorized share capital of the Company. The form of the amended and restated memorandum of association, showing the changes to be made to the Company’s existing memorandum of association, are attached at Annex A of this proxy statement.

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative and entitled to vote on the proposal, assuming a quorum is attained.

Proposal No. 2 is entirely conditional upon approval by shareholders of Proposal No. 1 (the Share Consolidation) and its effectiveness is conditional upon the implementation of the Share Consolidation by the Board of Directors.

Resolution

The Board of Directors proposes to solicit shareholder approval to adopt an amended and restated memorandum of association to reflect the Share Consolidation, conditioned upon the effectiveness of the Share Consolidation. The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to adopting an amended and restated memorandum of association of the Company is:

“It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (in the form set out in Annex A) (the “Amendment and Restatement of the MoA”)”

THE BOARD OF DIRECTORS RECOMMEND
A VOTE FOR
THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
Date: January 30, 2025	/s/ Gang Lai
Gang Lai
Chairman of the Board of Directors

Annex A

Companies Act (Revised)

Company Limited by Shares

AMENDED AND RESTATED memorandum of association OF UNIVERSE PHARMACEUTICALS INC 大自然藥業股份有限公司

(Adopted by special resolution passed on 17 February 2025 and unanimous written director resolutions passed on [•] 2025, and made effective on [•] 2025)

Companies Act (Revised)

Company Limited by Shares

Amended and Restated
Memorandum of Association

of

Universe Pharmaceuticals INC

大自然藥業股份有限公司

(Adopted by special resolution passed on 17 February 2025 and unanimous written director resolutions passed on [•] 2025, and made effective on [•] 2025)

1       The name of the Company is Universe Pharmaceuticals INC.

2       The Company’s registered office will be situated at the offices of Vistra (Cayman) Limited P.O. Box 31119, Grand Pavillion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3       The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4       The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5       Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)     the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)    insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)     the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6       Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7       The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8       The share capital of the Company is US$140,625,000 divided into 30,000,000 ordinary shares of par value US$4.21875 each and 3,333,333.33333333 preferred shares of par value US$4.21875. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

Annex A-1

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)     with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)    subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)    to alter any of those rights, privileges, conditions, limitations or restrictions.

9       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Annex A-2